Exhibit 11
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

	Three Months Ended	Nine Months Ended
(All figures are in millions except per share data )	September 30, 2007	September 30, 2007
Average shares outstanding – Basic	75.0	74.8

Effect of dilutive securities:
Stock options and other	2.0	1.9

Average shares outstanding – Assuming dilution.	77.0	76.7

Net income	$51.1	$151.7

Earnings per share:
Basic	$0.68	$ 2.03
Diluted	$0.66	$ 1.98